[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

June 25, 2008

H. Christopher Owings, Scott Anderegg and Mara L. Ransom
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      File No. 333-145492

Dear Mr. Owings, Mr. Anderegg and Ms. Ransom;

This letter is in response to your comments contained in the letter to our Chief Executive Officer, Stephen J. Sperco, dated May 12, 2008.

Enclosed please find our acknowledgement letter and memorandum of responses.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer